345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990 jwww.loeb.com

May 23, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc. Draft Registration Statement on Form F-4 Submitted April 6, 2022 CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated May 4, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on April 6, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Cover Page

1.	Please revise to describe your dual-class structure and disclose the percentage of total voting power your management will have after completion of the offering.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Revised Draft Registration Statement.

PIPE Subscription Agreements, page 19

2.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 20 and 97 of the Revised Draft Registration Statement.

Post-Business Combination Structure and Impact on the Public Float, page 19

3.	Please revise your corporate chart to indicate the ownership, economic and voting interests held by each entity.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested revision on page 19 of the Revised Draft Registration Statement.

Risk Factors, page 33

4.	Please revise to clarify whether you accept any crypto asset, including stablecoins, as payment for services. If so, please clarify whether you intend to hold crypto assets acquired as payment for services for investment or whether you intend to convert them into fiat currency after receipt, including disclosure of how and when you decide to convert a crypto asset into fiat currency and other related policies. Additionally, if so, please clarify how you hold these crypto assets (such as whether you use the same custodian as you use for mined crypto assets) and add risk factor disclosure relating to accepting crypto assets as payment and the relevant risks. Additionally, please address the above considerations for any crypto assets you acquire through mining.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54, 116 and 119 of the Revised Draft Registration Statement.

5.	It appears that the directors and officers of the post-business combination company will be located outside of the United States. Please add a risk factor discussing related risks, such as the increased difficult in effecting service of process on individuals located outside of the United States.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 27 and 80 of the Revised Draft Registration Statement.

BitFuFu faces uncertainties relating to whether cloud mining operations and a particular digital asset will be deemed as “security”..., page 55

6.	Please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets you mine or otherwise acquire (whether as payment or through direct purchases) are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk based assessments and are not a legal standard or binding on regulators or courts. Also, include a risk factor addressing the risks associated with your process for making such an assessment, as well as the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 58, 59 and 119 of the Revised Draft Registration Statement.

Certain Projected Information of BitFuFu, page 102

7.	We note your disclosure in footnote 2 that explains that you projected revenue for the year ended December 31, 2022 based on an average bitcoin price. In consideration of your current revenue streams disclosed on page F-49, in that in the year ended December 31, 2021, you generated the majority of your revenue through the sale of clouding mining solutions, followed by selling of mining equipment, leasing of mining equipment, sourcing commission for mining equipment, and hosting services, please explain why your projected revenue for 2022 is not based on your current revenue streams. Clarify why the revenue projections for revenue earned from managing third-party machines are based on the projected average price of bitcoin.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested clarification on page 106 of the Amended Registration Statement.

The revenue forecast of BitFuFu is based on BitFuFu’s development strategy and business plan, which is consistent with its main revenue streams in 2021 (i.e., the sales of cloud mining services, sales and leasing of mining equipment and hosting services). In addition, BitFuFu has begun to ramp up its self-mining operations in the beginning of 2022. BitFuFu plans to invest in mining equipment in 2022, and to distribute its computing powers and hash rate between cloud mining services and self-mining operations based on market condition, in particular with respect to the prevailing price of Bitcoin.

The pricing and revenue generated from each of BitFuFu’s revenue streams are largely affected by the price of Bitcoin. Price fluctuations in Bitcoin will affect demand for Bitcoin, and therefore BitFuFu’s services and products. Bitcoin price is also likely to affect the interest of digital asset enthusiasts, the pricing strategies for BitFuFu and its competitors, the purchase and selling prices of miners, and revenue generated from self-mining operations. In particular, as BitFuFu accumulates Bitcoin from its self-mining operations, its revenue from self-mining operations is directly correlated with the price of Bitcoin.

In the course of preparing forecast for BitFuFu’s revenue, the Company assumed the average price per Bitcoin in 2022 to be US$45,000, based on a 30-day average of the close price of BTC (UTC time) of $45,216.4, on the date immediately prior to the date of the Merger Agreement, which the Company’s management believed was a reasonable estimate at the time of the forecast. The Company’s management also believed the assumed average price per Bitcoin was not expected to experience significant decline in 2022, based on the increasing market acceptance of digital assets, in particular Bitcoin, as many governments and financial institutions have begun to accept Bitcoin as payment currency. Many other countries and regions had launched BTC trading exchanges, and, according to a report from Crypto.com dated January 19, 2022, the number of users using Bitcoin had grown significantly from 2021 to 2022, and the 360-day average daily price of Bitcoin from April 2021 to April 2022 was US$44,977, which was close to the assumed price per Bitcoin of US$45,000.

Information about Bitfufu, page 109

8.	Please revise to provide a discussion of the onboarding and enrollment process undertaken by your cloud mining customers to use your product. In addition, revise your disclosure to discuss your internal policies or procedures for conducting due diligence for anti- money laundering and/or know-your-customer requirements on the users of your cloud mining services.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 120 of the Revised Draft Registration Statement.

9.	We note that the majority of your operations relate to mining Bitcoin. Please revise to clarify whether the company mines or otherwise acquires other crypto assets or offers cloud mining services for any crypto assets other than Bitcoin, and if so, name these other crypto assets and tell us the amount of each crypto asset that you currently hold.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested clarification on page 119 of the Revised Draft Registration Statement.

10.	We note that your top 10 customers represented a majority of your revenue. Additionally, we note on page F-50 that two customers accounted for more than 10% of your revenue for the fiscal year ended December 31, 2021. Please revise your Information about BitFuFu section to discuss this customer concentration. With respect to the customer that accounted for 30% of your revenue for the fiscal year ended December 31, 2021, please identify this customer and disclose the material terms of your material agreements with this customer. Lastly, please file your material agreements with this customer. See Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully submits that, in accordance with the general sales procedures for BitFuFu’s cloud mining services, BitFuFu’s customers, including “Customer A” listed on page F-51, typically agree to use BitFuFu’s standard service agreement when they place orders on BitFuFu’s platform and website. Such standard service agreement sets forth, among others, the service content, modification and termination of cloud mining services, as well as confidentiality and other obligations of BitFuFu and its customers. BiFuFu does not enter into separate sales agreement with most of its customers, including Customer A, for its cloud mining services. To purchase BitFuFu’s cloud mining services, customers place service order with BitFuFu for their desired service duration and miner types at the prevailing service fees listed on BitFuFu’s website. During the ordinary course of its business, BitFuFu sets the price of service order with reference to the then prevailing market price of Bitcoin and the estimated costs associated with operating the respective miner types.

The Company respectfully submits that, as most of BitFuFu’s customers, including Customer A, enter into the same standard service agreement with BitFuFu, it does not believe that its standard service agreement falls into the ambit of material agreements not made in the ordinary course of business, as set forth in Item 601(b)(10) of Regulation S-K, and therefore, is required to be filed as exhibits. BitFuFu has revised the disclosure on pages 116 and 117 of the Revised Draft Registration Statement to disclose the salient terms of the standard service agreement.

The Company has further amended the disclosure regarding customer concentration on pages 37, 116 and 127 of the Revised Draft Registration Statement to more prominently disclose the related concentration risk.

Suppliers, page 113

11.	Disclosure on page F-50 indicates that a single supplier had an 82% concentration. Please revise your Suppliers disclosure on page 113 to identify this supplier and discuss the material terms of your material agreements with this supplier, such as minimum purchase commitments, the term of the agreement and termination provisions. Additionally, file this agreement as an exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has separately submitted a response to this comment to the Staff.

Facilities, page 115

12.	Please revise your disclosure to discuss the geographic locations of your mining facilities and any state specific regulatory requirements in those areas.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested revisions on page 122 of the Revised Draft Registration Statement. The Company respectfully submits that it is not aware of any state specific regulatory requirements that have not been addressed in disclosure on pages 123 to 125 of the Revised Draft Registration Statement.

Bitfufu’s Management Discussion and Analysis of Financial Condition and Results of Operations Major Factors Affecting BitFuFu’s Results of Operations, page 120

13.	Please revise to provide a discussion of any key performance metrics utilized by management in evaluating the business, including any known trends, and quantify those metrics for the periods presented. As a non-exclusive examples, we note your disclosure that “BitFuFu’s 2022 December ARR is calculated as December 2022 revenue x 12, assuming a constant bitcoin price of $45,000” and that “BitFuFu’s ability to maintain its existing customers and attract new customers is determined by a number of factors, including its pricing strategies, mining efficiencies, customer services and brand recognition.”

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 128 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 128

14.	We note you are incorporated in the Cayman Islands, headquartered in Singapore, and your facilities are in the United States, Canada, and Indonesia. Revise to disclose, by respective denominations, the amount of cash located in Singapore and subject to restrictions, and cash located outside of Singapore.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 135 of the Revised Draft Registration Statement.

Conflicts of Interest, page 157

15.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 160 of the Revised Draft Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 166

16.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 169 of the Revised Draft Registration Statement.

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 173

17.	We note that it is intended that the Domestication qualify as a Reorganization for U.S. federal income tax purposes. Please include a tax opinion from counsel for this and the other material federal tax consequences. Given your representation that there is an absence of direct guidance on the application of Section 367(a) and 368 of the Code with regards to indirect stock transfers in cross-border reorganizations, the tax opinion should address the degree of uncertainty, state the key factors used in the analysis, and discuss the risks to investors of the uncertain tax treatment.

RESPONSE: The Company acknowledges the Staff’s comment and has filed a form of opinion as an exhibit to the registration statement and will include an executed opinion as an exhibit to the registration statement when it is publicly filed.

Jurisdiction and Arbitration, page 201

18.	We note your disclosure that the arbitration provisions of the deposit agreement “do not preclude [ADS holders] from pursuing any claim, including any claim under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction”. Please ensure, if true, that the deposit agreement clearly states that the arbitration provisions do not apply to claims under the Securities Act or the Exchange Act. In addition, please clarify whether in any case where the depositary exercises its right to arbitrate, arbitration of the relevant dispute is mandatory. Finally, file the deposit agreement as an exhibit.

RESPONSE: The Company acknowledges the Staff’s comment, and undertakes to ensure that the deposit agreement will clearly state that the arbitration provisions do not apply to claims under the Securities Act or the Exchange Act. The Company will further revise the referenced disclosure (including the mandatory arbitration provision), as necessary and on a supplemental basis, once the depositary is engaged and the terms of the deposit agreement are finalized.

Finfront Holding Company

Consolidated Statements of Comprehensive (Loss) Income, page F-37

19.	We note you currently present Loss on disposal of subsidiary as a non-operating expense. Please clarify if you have determined this transaction to be a discontinued operation. Refer to ASC 205-20. Otherwise, present this amount within operating expenses. Refer to ASC 420-10-45-3. Provide footnote disclosure to explain this subsidiary disposal. Refer to ASC 420-10-50.

RESPONSE: The Company acknowledges the Staff’s comment and has presented this amount within operating expenses on page F-37 and added the requested disclosure on page F-50 of the Revised Draft Registration Statement.

The disposed subsidiary conducted operations for the period from January 2021 to May 2021 and was sold to a third party in September 2021. The revenue and net profit derived from the disposed subsidiary contributed approximately 2% of the Company’s consolidated revenues and net profit of year 2021. The business of the disposed subsidiary has been transferred to the Company’s subsidiary domiciled in Singapore; accordingly, the impact of the disposal was immaterial to the operations and financial results of the Company. Management believes that the disposition of the entity does not fall under the guidance set forth under ASC 205-20-45 where there is a major shift in the line of business or geography. Prior to, and immediately after the disposition of the entity the Company continued to market and deliver uninterrupted services and products to its clientele. The loss on disposal disclosed and recorded to the results of operations reflected the write-off of the initial investment originally invested in establishment of the entity. There were not additional asset retirement costs or other one-time material costs related to the disposition of the entity.

20.	Please clarify the nature of the exchange gain line item. Be advised that gains or losses attributable to the sale of intangible assets (i.e., bitcoin) should be presented in operating (loss)/profit. We refer you to ASC 610-20-45-1. Please revise.

RESPONSE: In accordance to ASC 610-20-45-1 and ASC 360-10-45, the Company has amended the presentation of the consolidated statements of income where gain (loss) on the disposition of intangible assets is separately disclosed as line item contributing operating income. Please refer to page F-37 and F-50 for the amendment to the financial statements and increased disclosure regarding the disposition of intangible assets.

Notes to the Consolidated Financial Statements, page F-40

21.	Please clarify if you have issued any equity awards starting on August 1, 2021 and leading up to your filing. If true, provide us with a breakdown of all equity awards, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio in the merger agreement.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that there were no equity awards issued to directors during the period from August 1, 2021 to December 31, 2021, and subsequently up to the date of this response letter.

Note 2. Summary of Significant Accounting Policies (g) Digital currencies, page F-42

22.	Please clarify how you determine the carrying value of intangible asset and the fair value when performing the impairment test. We refer you to ASC 350-30-35-19.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure on pages F-42 and F-47 of the Amended Registration Statement in accordance with ASC 350-3-35-19 whereby the Company discloses that it uses the industry recognized cryptocurrency website Binance (www.binance.com) to find actively quoted prices for its portfolio of cryptocurrencies. Management believes that Binance is a reasonable source of data to establish fair value for its crypto assets. In the event that the quoted price at the measurement date of the financial statements is materially less than the carrying value in the Company’s accounts, management will recognize an impairment loss for the difference between the carrying value and the actively quoted price found from Binance.

(l) Revenue recognition

Selling of mining equipment, page F-44

23.	Clarify your disclosure to indicate if or when you recognize revenue from the sale of mining equipment as a principal or agent. In this regard, we note your disclosure on page 122 that for the sale of mining equipment, you first purchase the equipment from your suppliers and then sell them to customers and recognize sales revenue accordingly. Clarify why you believe you have inventory risk as you do not present an inventory balance. Indicate whether you receive customer orders before you receive or order the equipment from the suppliers. You further state that you act as an agent for facilitating the sales of purchase of the mining equipment. Provide us with your analysis that you considered to recognize revenue as a principal versus agent. Refer to ASC 606-10-55-36 through 55-37. Disclose the amount of commission recognized for acting as an agent.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages F-44 and F-45 of the Revised Draft Registration Statement.

According to the risks and roles of the Company in the different business lines, the Company have separated selling mining equipment and sourcing service for mining equipment and apply accounting treatment accordingly:

1)	Selling of mining equipment: before we receive the order from the customers, the Company has signed a purchase agreement with the suppliers and placed purchase orders to the suppliers. The equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking possession of the mining equipment, title also passes to the Company. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in the inventory. Throughout 2021, there were unsold units in the inventory (i.e., mining equipment) from time to time, and the Company was exposed to the risk of damage, obsolesce, loss, or theft. The Company acts as a principal and the revenue is recognized when sales of mining equipment are completed (i.e., performance obligation has been satisfied). The Company did not present inventory balance as of December 31, 2021, because it sold all remaining units in inventory in the last quarter due to some discount offered to the customer.

While the Company did not carry an inventory as of December 31, 2021, it did have mining equipment in stock during the year. Had the Company not been able to find a buyer for the mining equipment, the Company’s inventory would have been subject to impairment testing had there been outstanding inventory at year end.

2)	Sourcing service for mining equipment: this service was rendered to one customer in 2021. The customer planned to purchase certain units of mining equipment. Part of the units were delivered to the customer in 2021, and the remaining units are expected to be delivered to the customer within the period from May to December in year 2022. When providing the sourcing service, the Company matched the demand of its customer with the products of a viable supplier. The Company helped the customer to negotiate procurement price, payment and other contractual terms, and coordinated the logistics for delivery of the mining equipment to the customers. The mining equipment was delivered directly from the factory of the supplier to the customer. We merely acted as an agent in this transaction and recognized commission revenue based on the net revenue amount. The Company has no control over the mining equipment prior to delivery to the customer as well as no risk and obligation toward those mining equipment. Upon the completion of the delivery of certain units of mining equipment to the customer in 2021, the Company recognized a US$0.78 million as commission revenue, as disclosed in Note 11 on page F-50.

24.	Please tell us whether all or some of the mining equipment you sell or lease are being utilized by customers where you provide the cloud mining and hosting solutions. Tell us how the customer is able to control their equipment while employed in your solutions. Explain how they control and direct the benefits of owning the mining equipment. We refer you to ASC 606-10-25-30. Further, tell us whether you have an explicit or implicit repurchase obligation for the mining equipment. We refer you to ASC 606-10-25-26, 55- 66 and 55-67. Clarify how a customer will take possession and dispose of the asset. Describe your obligation to dispose of the mining equipment.

RESPONSE: The Company acknowledges the Staff’s comment and provides the following explanations:

1)	Customers who purchase mining equipment from the Company typically also purchase hosting services from the Company for such purchased mining equipment due to the Company’s ability to cooperate with high-quality mining farms.

2)	Approximately 2.5% of cloud mining service customers ever purchased some mining equipment from the Company, but these customers did not lease any of the purchased mining equipment to the Company.

Based on our different business lines, the Company and customers’ control toward mining equipment as per the below scenarios:

1)	For the “selling of mining equipment” business, when the mining equipment is handed over to the customer and the customer signs the delivery form and acknowledges receiving the mining equipment, the legal right and control of the mining equipment are transferred to the customer, and the Company has fulfilled its performance obligations to the customer. We are in the opinion that the Company only has one performance obligation in contract with the customer.

The control and future benefits of the mining equipment are fully owned by the customer as well as risks related to mining equipment will be borne by the customer. Therefore, the Company recognizes the revenue once fulfilling its performance obligation. i.e., ownership of the mining equipment transferred and received by the customers. The Company doesn’t have an explicit or implicit obligation to repurchase the mining equipment.

2)	In hosting services, the hosted mining equipment is owned by the customers and the customers are entitled to all the rights and benefits derived outputs generated by the mining equipment. The Customers are able to verify the output results through the web link provided to them by the third party mining pool. The Company has no right to use the hosted mining equipment or use the hosted equipment to sell cloud mining solutions. Based on the contract entered into between the Company and its customers, in the event that the hosting services are terminated, the customers have the right to either entrust the Company to sell the mining equipment at the market price on their behalf, or the customers can physically retake possession of the equipment as long as they pay for logistics costs. Hosting services rendered to the customers do not affect the ownership and control of the hosted equipment. Hence, the hosting services provided to the customers are separate performance obligations and independent from other types of services.

3)	For those customers who purchase cloud mining solution services, the customers exercise control over the hash rate they bought from the Company but do not exercise control over the mining equipment. This is because the cloud mining solution services purchased by the customers are virtual and standardized services. The Company uses its proprietary Aladdin system to modify, reorganize, and repackage the hash rate acquired from mining equipment that were leased from different suppliers and sell a one-stop solution to end-users. The customers are able to directly obtain the digital currency output/income generated by the cloud mining services that they purchased from the Company.

25.	Please clarify whether payments for your solutions and sale of mining equipment is in the form of cash or crypto assets. In addition, please clarify your statement that “The Bitcoin currencies held by the Company are primarily the mining rewards to be distributed to customers as presented in Note 9”. Explain why you receive the Bitcoin before they are distributed to your customers. In this regard, tell us whether you operate or participate in a mining pool. Indicate whether you retain some of the Bitcoin when you distribute to your customers.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages F-44 and F-49 of the Revised Draft Registration Statement. Additionally, the Company respectfully provides the following explanations to the Staff.

1)	When purchasing cloud mining solutions or mining equipment, the customers are given the choice pay by via cash or crypto assets.

2)	The Company does not operate mining pools or participate in mining pool operations. Our customers participate in the mining pool by providing their hash rates through our cloud mining and hosting services. The mining rewards successfully mined from the pool are directly distributed to the customers; however, some customers who have not established their own wallet have designated the Company’s Coinbase account to receive their mining rewards in the form of Bitcoins on their behalf. The Bitcoins received by the Company on behalf of customers can be withdrawn by the customers freely upon the provision of correct wallet address.

Note 5. Prepayments to Suppliers, page F-47

26.	We note your Prepayments for digital mining equipment balance represents 65% of your total assets at December 31, 2021. Given the significance of this balance, provide disclosure to explain this balance. For example, clarify if this prepayment is to a few vendors or several vendors and when you anticipate receiving this equipment.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page F-48 of the Revised Draft Registration Statement. The prepayment is to a single vendor. The vendor is the leader of the industry, and the Company’s management assesses the financial viability of all of its suppliers and has determined that the vendor has adequate financial resources and technical expertise to fulfill the order of the Company.

Note 11. Revenue By Products or Services, page F-49

27.	Tell us your considerations to provide additional categories of disaggregation of revenue. For example, by geographic region and timing of transfer of goods or services. Refer to ASC 606-10-55-89 through 55-91.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully makes the following explanations:

The revenues are already disaggregated in Note 11 and they are separated by different revenue recognition methodologies which include different timing of the performance obligations. Management believes these give adequate understanding of the Company’s revenues. Further segregation is deemed unnecessary by management. As the Company’s products and services may evolve over time, the Company will from time to time assess whether it is necessary to add more categories or classifications.

Note 13. Major Customers and Suppliers, page F-50

28.	Expand your disclosures to clarify the percentages for customer concentration and supplier concentration. Also disclose significant customer concentrations in your accounts receivable balance as of December 31, 2021. Refer to ASC 275-10-50-16.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page F-51 of the Revised Draft Registration Statement to provide the reader greater detail about concentration risk.

General

29.	Disclosure on page F-41 and elsewhere indicates that Finfront has operating subsidiaries in Hong Kong. Disclosures concerning the company’s officers and directors after the business combination appear to indicate that these individuals may be located in China or Hong Kong. Please provide a detailed response explaining the post-business combination company’s operations in or other connections to China or Hong Kong, including clarification of whether the company has or will have any business operations in China or Hong Kong, whether the company generates any revenue from customers in China or Hong Kong, whether the company has any assets in China or Hong Kong and whether any of the company’s management is or will be located in China or Hong Kong. Additionally, please consider the applicability of any of the guidance discussed in our Sample Letter to China-Based Companies, available at https://www.sec.gov/corpfin/sample-letter-china- based-companies.

RESPONSE:

The Company respectfully submits that the Sample Letter to China-Based Companies stipulates the following situations where disclosure of China-based risks are applicable:

●	the registrant or the target company of a business combination are companies that are based in or that have the majority of their operations in the People’s Republic of China;

●	companies that maintain variable interest entities in China; and

●	companies with a majority of executive officers and/or directors are located in or have significant ties with China.

The Company respectfully advises the Staff that BitFuFu currently does not have any subsidiaries, assets, or operations in mainland China or Hong Kong. BitFuFu is currently headquartered in Singapore, and its current directors and core management team are located outside of mainland China and Hong Kong. As disclosed on page 120 of the Revised Draft Registration Statement, BitFuFu does not provide services to customers located in mainland China.

FuFu Technology Limited, a company incorporated in Hong Kong, was a former subsidiary of BitFuFu. On November 1, 2021, all assets and business of FuFu Technology Limited were transferred to Ethereal Tech Pte. Ltd., which is a company incorporated in Singapore. After the transfer of business then operated under FuFu Technology Limited, BitFuFu has disposed of FuFu Technology Limited. As disclosed on F-52 of the Revised Draft Registration Statement, on January 6, 2022, BitFuFu entered into an equity transfer agreement with Sky Summit Ventures Limited for the transfer of all 10,000,000 equity shares of FuFu Technology Limited for a consideration of US$1,368,700.21. The equity transfer was completed on January 26, 2022.

Upon the completion of the business combination, PubCo does not plan to have any operations, subsidiaries or assets in mainland China or Hong Kong, and does not expect to generate revenue from mainland China or Hong Kong. One independent director of the PubCo is expected to reside in mainland China. The Company has revised the disclosure on page 80 of the Revised Draft Registration Statement to disclose the risk related to having directors and officers located outside of the United States, and the increased difficulties in effecting service of process on individuals located outside of the United States.

Based on the aforementioned reasons, the Company respectfully submits that it does not believe the guidance stipulated in the Sample Letter to China-Based Companies applies to the Company.

30.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Revised Draft Registration Statement.

31.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 6 and 69 of the Revised Draft Registration Statement.

32.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 195 of the Revised Draft Registration Statement.

33.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 32 of the Revised Draft Registration Statement.

34.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE: The Company acknowledges the Staff’s comment and has clarified that no such consideration was provided beginning on page 10 of the Revised Draft Registration Statement.

35.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 9 of the Revised Draft Registration Statement.

36.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE: The Company acknowledges the Staff’s comment and has added that disclosure to page 32 of the Revised Draft Registration Statement.

37.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 145 of the Revised Draft Registration Statement.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP